Mail Stop 4561

August 22, 2006

By U.S. Mail and Facsimile to 201-541-1778

Roman Price
Chairman of the Board, President, Chief Executive Officer
Ultitek, Ltd.
560 Sylvan Avenue
Englewood Cliffs, NJ 07632

Re: Ultitek, Ltd.
    Registration Statement on Form 10-12(g)
    Amendment No. 3
    Filed August 7, 2006
    File No. 0-51819

Dear Mr. Price:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your registration statement on Form 10-SB was considered effective on April 24, 2006. Therefore, you were required to file Form 10-QSB for the period ended June 30, 2006 on August 14, 2006. Alternatively, you may include the required quarterly information in the Form 10-SB. The Form 10-SB cannot be cleared by the staff until the company has filed all required periodic

reports.

Revenue, page 5
Our Pricing Strategy, page 10

2. Please reconcile the seeming inconsistencies in these sections. On page 5 you state: "We also license our software directly to three airlines." On page 10 you state: "We do not currently license our software to directly the airlines [sic]."

Employees, page 12

3. Please disclose the location of the 10 support employees.

Executive Compensation, page 23

4. Please revise to disclose why April 1, 2006 was the correct period to accrue the expense related to the stock payment of former officer salaries. Further, disclose how determined the number of shares to be issued at future dates and how you valued them under SFAS 123(R).

Consolidated Financial Statements
General

5. We note your response to our previous comments 9, 11 and 12. It appears as though you have restated your financial statements. Please revise to label all relevant financial statement information as restated and provide the disclosures required by paragraph 26 of SFAS 154.

Consolidated Statements of Cash Flows, page F-4

6. Please revise to disclose how you have considered paragraph 23(d) of SFAS 95 in classifying the cash flows from the payment of interest as an investing activity.

Statement of Stockholder's Equity, page F-5

7. Please refer to our previous comment 9. It remains unclear why you have recorded the issuance of shares at par. Please revise to disclose how you determined that the fair value of these instruments was par value given the timing of other issuances of your stock in private placements. Quantify the number of shares issued to employees and the number of shares issued for services.

Note D – 7% Convertible Debenture, page F-10

8. Please refer to our previous comment 11. The warrants issued in connection with the debt do not appear to meet the net settlement provisions of paragraph 6 of SFAS 133 and therefore are not bifurcatable under paragraph 12 of SFAS 133. Therefore these instruments are not derivatives. Please revise to disclose whether the stock warrants are detachable from the debt instrument. If they are detachable, revise to disclose why you are not accounting for these instruments using the guidance of ABP 14.

Note E – Note Payable to Individual, page F-11

9. Please refer to our previous comment 12. In your response you state that the debt was issued subsequent to the financial statement period. However, in your disclosure you state that the debt was issued on July 15, 2005. Therefore, the embedded derivative should be bifurcated and recorded at fair value for both December 31, 2005 and March 31, 2006. Please revise your financial statements accordingly. Refer to paragraph 17 of SFAS 133.

Note F – Stock Option and Warrant Agreements, page F-12

10. In your table, you show only 1,000,000 options outstanding. However, on page 28 you disclose that you have issued more than 1,000,000 options. Please revise to reconcile the amount of options issued. Additionally, clarify in your disclosure the number of options issued to employees and non-employees and disclose the assumptions used to value each option grant. Refer to paragraphs 64 and 65 of SFAS 123(R).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekeh Moore at 202-551-3463 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Virginia K. Sourlis
The Sourlis Law Firm
The Galleria
2 Bridge Ave
Red Bank, NJ 07701